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                                                                       Exhibit 6

[INTERACT COMMERCE CORPORATION LOGO]

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                             Letter to Stockholders

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                                                                   April 4, 2001

Dear Stockholder:

   We are pleased to report that Interact Commerce Corporation ("Interact" or the "Company") has entered into an agreement and plan of merger with The Sage Group plc, a corporation organized under the laws of England ("Parent"), and Isaiah Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), that provides for the acquisition of the Company by Parent at a price of $12.00 per share in cash. Under the terms of the proposed transaction, Purchaser is today commencing a cash tender offer for all of the outstanding shares of the Company's common stock at $12.00 per share, net to the seller in cash. Following the successful completion of the tender offer, Purchaser will be merged with and into the Company and all shares not purchased by Purchaser in the tender offer will be converted into the right to receive $12.00 per share, net to the seller in cash, in the merger.

   YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OPTION AGREEMENT IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated March 27, 2001 of U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $12.00 per share, net to the seller in cash, to be received by Company stockholders (other than Parent, Purchaser and their affiliates) in the tender offer and the merger was fair from a financial point of view to such stockholders.

   Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Parent's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares. We urge you to carefully read the enclosed materials, including U.S. Bancorp Piper Jaffray's opinion, which is attached to the Schedule 14D-9.

   The management and directors of Interact Commerce Corporation thank you for the support you have given the Company.

                                          Sincerely,


/s/ Patrick M. Sullivan

                                          Patrick M. Sullivan
                                          Chairman and Chief Executive Officer